UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AV HOMES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Senior Convertible Notes due 2016	053494 AG5
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dave M. Gomez

Executive Vice President, General Counsel and Corporate Secretary

AV Homes, Inc.

8601 North Scottsdale Road, Suite 225

Scottsdale, Arizona 85253

(480) 214-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dawn Holicky Pruitt

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,500,000	$7,148.40
*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 7.50% Senior Convertible Notes due 2016 (the “Notes”), as described herein, is equal to 100% of the principal amount of the Notes. As of September 30, 2013, there was $55,500,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $55,500,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of February 4, 2011 (the “Base Indenture”), by and between AV Homes, Inc. (formerly Avatar Holdings, Inc.), a Delaware corporation (the “Company”), and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), a federal savings bank, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of February 4, 2011 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee, for the Company’s 7.50% Senior Convertible Notes due 2016 (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (“Holder”) of the Notes to require the Company to repurchase the Notes as set forth in the Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014 (the “Specified Date Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Specified Date Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into shares of common stock, par value $1.00 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 601 North Scottsdale Road, Suite 225, Scottsdale, Arizona, 85253 and the telephone number there is (480) 214-7400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Repurchase Right applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Section	Description

(a)(1)	Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014.

(a)(5)	Press Release, dated January 16, 2014.

(b)	None.

(d)(1)	Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(d)(2)	First Supplemental Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(d)(3)	Form of Global Note representing the Notes (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AV HOMES, INC.

By:	/s/ Roger A. Cregg
Name:	Roger A. Cregg
Title:	Director, President and Chief Executive Officer

Date: January 16, 2014

EXHIBIT INDEX

Exhibit	Section	Description

99.1	(a)(1)	Specified Date Company Notice for 7.50% Senior Convertible Notes due 2016, dated January 16, 2014.

99.2	(a)(5)	Press Release, dated January 16, 2014.

—	(b)	None.

99.3	(d)(1)	Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

99.4	(d)(2)	First Supplemental Indenture, dated as of February 4, 2011, by and between the Company and Wilmington Trust, National Association (as successor by merger with Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

99.5	(d)(3)	Form of Global Note representing the Notes (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 4, 2011).

—	(g)	None.

—	(h)	None.

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